EXHIBIT 5.1

July 9, 2004

Caliper Life Sciences, Inc.
68 Elm Street
Hopkinton, MA 01748

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Caliper Life Sciences, Inc. (the “Registrant”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to (i) 458,061 shares of the Registrant’s Common Stock, $0.001 par value, (the “Shares”) pursuant to its 1999 Equity Incentive Plan, 1999 Employee Stock Purchase Plan and 1999 Non-Employee Directors’ Stock Option Plan (the “Plans”); and (ii) 458,061 Preferred Share Purchase Rights (the “Purchase Rights”).

In connection with this opinion, we have examined the Registration Statement, the Plans, the Rights Agreement, dated December 18, 2001 (the “Rights Agreement”), your Restated Certificate of Incorporation and Bylaws, as amended, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares and the Purchase Rights, when sold and issued in accordance with the Plans, the Rights Agreement and the Registration Statement, will be validly issued, fully paid, and nonassessable (except as to shares issued pursuant to certain deferred payment arrangements, which will be fully paid and nonassessable when such deferred payments are made in full).

We consent to the filing of this opinion as an exhibit to the S-8 Registration Statement.

Very truly yours,

Cooley Godward LLP

/s/ Brett D. White

Brett D. White